Incoming, Inc. 8-K/A
Exhibit 4.1

CONVERTIBLE PROMISSORY NOTE	$125,000

FOR VALUE RECEIVED, Incoming, Inc., a Nevada corporation (hereinafter called "Borrower"), hereby promises to pay to Christian Fauria, (the "Holder") or its registered assigns or successors in interest or order, without demand, the sum of One Hundred Twenty Five Thousand Dollars (US $125,000) (the "Principal Amount"), on or before November 15, 2009 (the "Maturity Date"), if not sooner paid or exercised.

This Note has been entered into pursuant to the terms of a Loan Agreement dated November 25, 2009, between the Borrower, and the Holder (the "Loan Agreement"), and shall be governed by the terms of such Loan Agreement. Unless otherwise separately defined herein, all capitalized terms used in this Note shall have the same meaning as is set forth in the Loan Agreement. In the event that any terms of this agreement are inconsistent with the terms of the Loan Agreement, the terms of this Note shall prevail.  The following terms shall apply to this Note:

ARTICLE I

INTEREST

1.1.              INTEREST RATE. The outstanding Principal Amount includes all interest and fees due and payable up to and including the Maturity Date.  The full Principal Amount is due and Payable to the Holder on the Maturity Date.

1.2.              DEFAULT INTEREST RATE. Upon any Failure to Make a Payment as set forth in Section 3.3 herein, all unpaid balances due hereunder shall earn interest at the rate of One Percent (1%) of the entire outstanding balance, including any interest or fees due, for each week, or portion of a week, that any such balance remains outstanding.

ARTICLE II

REDEMPTION

2.1              REDEMPTION OF PRINCIPAL AMOUNT. On or before the Maturity Date, the Borrower will have the option of redeeming the outstanding Principal Amount of this Note, in whole or in part, by paying to the Holder a sum of money equal the Principal Amount.

2.2              PARTIAL REDEMPTION.  Upon any partial redemption of this Note, a replacement Note containing the same date and provisions of this Note shall, at the written request of the Holder, be issued by the Borrower to the Holder for the outstanding Principal Amount of this Note which shall not have been converted or paid, provided Holder has surrendered an original Note to the Borrower.

ARTICLE III

EVENTS OF DEFAULT

The occurrence of any of the following events of default ("Event of Default") shall, at the option of the Holder hereof, make all sums of principal and interest then remaining unpaid hereon and all other amounts payable hereunder immediately due and payable, upon demand, without presentment, or grace period, all of which hereby are expressly waived, except as set forth below:

3.1              RECEIVER OR TRUSTEE. The Borrower or any Subsidiary of Borrower shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a  receiver or trustee for them or for a substantial part of their property or business; or such a receiver or trustee shall otherwise be appointed.

3.2              BANKRUPTCY. Bankruptcy, insolvency, reorganization, or liquidation  proceedings or other proceedings or relief under any bankruptcy law or any law, or the issuance of any notice in relation to such event, for the relief of debtors shall be instituted by or against the Borrower or any Subsidiary of Borrower and if instituted against them are not dismissed  within forty-five (45) days of initiation.

3.3              FAILURE TO MAKE PAYMENT.  Failure of the Borrower to redeem this Note in full on or before the Maturity Date.

ARTICLE IV

MISCELLANEOUS

4.1              FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of Holder hereof in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

4.2              NOTICES. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, telegram, or facsimile, addressed as set forth in the Loan Agreement or to such other address as such party shall have specified most recently by written notice.

4.3              AMENDMENT PROVISION. The term "Note" and all reference thereto, as used throughout this instrument, shall mean this instrument as originally executed, or if later amended or supplemented, then as so amended or supplemented.

4.4              ASSIGNABILITY. This Note shall be binding upon the Borrower and its successors and assigns, and shall inure to the benefit of the Holder and its successors and assigns.

4.5              COST OF COLLECTION. If default is made in the payment of this Note, Borrower shall pay the Holder hereof reasonable costs of collection, including reasonable attorneys' fees.

4.6              LAW GOVERNING THIS AGREEMENT. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to principles of conflicts of laws. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the state courts or federal courts sitting in Nevada. The Parties to this Agreement hereby irrevocably waive any objection to jurisdiction and venue of any action instituted hereunder and shall not assert any defense based on lack of jurisdiction or venue or based upon FORUM NON CONVENIENS.

4.7              CONSTRUCTION. Each party acknowledges that its legal counsel participated in the preparation of this Note and, therefore, stipulates that the rule of construction that ambiguities are to be resolved against the drafting party shall not be applied in the interpretation of this Note to favor any party against the other.

4.8              REDEMPTION. This Note may not be redeemed or called without the consent of the Holder except as described in this Note or the Loan Agreement.

4.9              NON-BUSINESS DAYS. Whenever any payment or any action to be made shall be due on a Saturday, Sunday or a public holiday under the laws of the State of Nevada, such payment may be due or action shall be required on the next succeeding business day and, for such payment, such next succeeding day shall be included in the calculation of the amount of accrued interest payable on such date.

IN WITNESS WHEREOF, Borrower has caused this Note to be signed in its name by an authorized officer as of the 25th  day of November, 2009.

Incoming, Inc.

By:
Name:	Ephren Taylor
Title:

Incoming, Inc.

EXTENSION OF PROMISSORY NOTE

THIS EXTENSION AGREEMENT made by and between Incoming, Inc. (Maker) and Christian Fauria (Holder) in respect of an existing Promissory Note between the parties dated the 29th day of November 2009, (the Promissory Note).

Whereas the said Promissory Note expired on December 31st, 2010 and the parties desire to extend and continue said Promissory Note;

It is agreed that the said Promissory Note shall be extended for an additional term of nine (1) months commencing upon the expiration of the original term of the Promissory Note and expiring on February 1, 2010.

This extension sall be on the same terms and conditions as contained in the original Promissory Note, with an addition of $4,000 in additional interest to be paid for the extension.

IN WITNESS WHEREOF the parties have caused this Extension to be duly executed as of the date first written above.

Maker:		Date: 1-14-10
Ephren W. Taylor, CEO Incoming. Inc

Holder:
	Christian Fauria	Date 1-14-10